Total # of Pages: 21
Total # of Exhibits: 1
Exhibit Index: Pg 2

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE
5-1-03

04028466

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

MAY 1 1 2004

For the month of May 2004

Commission File Number: 0-29150

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of May 2004, and incorporated by reference herein, is:

Exhibit No.	Description
1.	(i) the Registrant's application to the JSE, dated April 2, 2004, relating to the listing of 2,268,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated April 6, 2004 relating to the listing of 2,268,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 2,268,000 ordinary shares.

Page / 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: Consolidated Mining Management Services Limited,
its Company Secretary

By: ______________________
M.A. Eloff
Company Secretary

Dated: May 10, 2004

Exhibit 1

RANDGOLD

28 HARRISON STREET
JOHANNESBURG 2001
P O BOX 11165
JOHANNESBURG 2000
TEL. +2711 688 5000
FAX +2711 836 5724
www.randgold.co.za

2004 04 02

The General Manager
Listings Division
JSE Securities Exchange South Africa
Exchange Square
Gwen Lane
SANDOWN
Sandton, 2196

Dear Sir

RANDGOLD & EXPLORATION COMPANY LIMITED ("RANDGOLD") – : LISTING OF 2 268 000 NEW RANDGOLD ORDINARY SHARES

Application is hereby made for the listing of 2 268 000 new ordinary shares of one (1) cent each in terms of a call option agreement entered into between Randgold, Lunda Sul Holdings (Pty) Limited and Lunda Alluvial Operations (Pty) Limited. The allotment price per share is R25.00 per share. A copy of the call option agreement accompanies this application.

The new shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is:	Randgold & Exploration Company Limited
2. The registered office is:	28 Harrison Street, Johannesburg, 2001 P O Box 11165, Johannesburg, 2000
3. The transfer secretaries are:	Computershare Services Limited 70 Marshall Street, Johannesburg, 2001

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of one (1) cent each:	R750 000.00
Issued:	55 290 785	shares of one (1) cent each:	R552 907.85

5. The company's issued ordinary share capital after the issue of the 2 268 000 ordinary shares, which are the subject of this application, will be:

57 558 785	ordinary shares of one (1) cent each:	R575 587.85

6. The new shares to be issued are in compliance with Section 9 of the JSE Listing Rules and fall below the minimum categorisation as described in Section 9.5. The calculations in terms of Section 9.6(a) and 9.6(b) are:

Consideration to market capitalisation: (Section 9.6(a))

Consideration (2 268 000 shares X R25)	567 000 000.00
divided by	
Aggregate market value (R24.65 X 55 290 785)	1 362 917 850.00
Equals	**4.16%**

Dilution: (Section 9.6(b))

No. securities issued as consideration	2 268 000
divided by	
No. securities in issue prior to transaction	55 290 785
Equals	**4.10%**

Section 9.6(c) does not apply as no cash or part cash is involved.

7. The new shares will rank pari passu with the existing ordinary shares of the Company in issue.

8. This application has been authorised by the directors in terms of a resolution dated 1 April 2004, a copy of which is attached.

9. The new shares will be allocated and issued on or about 5 April 2004.

10. The listing fee of R54 086.16 is attached hereto.

SIGNED AT JOHANNESBURG ON 2 APRIL 2004

.... DIRECTOR

.... SECRETARIES

.... SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED
Registration No. 1992/005642/06
("the Company" and "R&E")

RESOLUTIONS OF DIRECTORS
(In terms of the Articles of Association)

APPLICATION FOR A LISTING OF 2,268,000 NEW ORDINARY SHARES IN THE COMPANY

IT WAS RESOLVED:

1. **THAT** the Company apply to the JSE Securities Exchange South Africa for a listing of 2,268,000 new ordinary shares to be allotted and issued at R25,00 per share on 30 March 2004 as recorded in (2.) below:

2. 2,268,000 (two million two hundred and sixty eight thousand) new ordinary shares in R&E at an issue price of R25.00 per share to Lunda Sul Holdings (Pty) Limited, in terms of the attached Call Option Agreement between Lunda Sul Holdings, Lunda Alluvial Operations (Pty) Limited and R&E;

3. **THAT MR HENDRIK CHRISTOFFEL BUITENDAG**, an Executive Director of the Company, be and he is hereby authorised to sign all and any documentation which may be required in terms of resolution 2 above, on behalf of the Company.

Certified a true copy

PBeale
....
P B BEALE
Company Secretary
Date ....2 April 2004....

1 APRIL 2004

RANDGOLD & EXPLORATION COMPANY LIMITED
REG. No. 1992/005642/06
P.O. BOX 11165
JOHANNESBURG 2000
REPUBLIC OF SOUTH AFRICA

8

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

6 April 2004
REF: MR/tm/11143

The Company Secretary
Randgold & Exploration Company Limited
P O Box 11165
JOHANNESBURG
2000

Dear Sir

ADDITIONAL SHARES: ACQUISITION OF ASSETS

Your application for listing dated 2 April 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 7 April 2004 in respect of 2 268 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R575 587-85 divided into 57 558 785 ordinary shares of 1 cent each.

Thank you for payment of R54 086-16 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment shares
[Section 93(3)]

Registration No. of Company
1992/005642/06

Name of Company RANDGOLD + EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 7-4-2004

2. Authorised capital of company :

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		75000000	ORD	0-01	750000-00
TOTAL	TOTAL	75000000		TOTAL	R 750000-00

3. Shares subscribed for in memorandum of association :

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
TOTAL	TOTAL			TOTAL	R

To be completed by company.

Acknowledge of receipt of return of allotments, dated 7-4-2004

Name of company RANDGOLD + EXPLORATION COMPANY LIMITED

Postal Address c/o M.A. ELOFF
P.O. BOX 11165
JOHANNESBURG, 2000

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subcribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				55290785	ORD	0-01	552907-85
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment :

Amount of issued paid-up capital R 552907-85

Stated Capital R —

Premium account R 614130050-55

Total issued capital R 614682958-40

5. Shares comprising this allotment :

No par value				Par value				
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				2268000	ORD	0-01	24-99	56700000-00
Total		Total	R	Total			Total	R 56700000-00

6. (a) Shares allotted otherwise than cash :

No par value				Par value				
Number of shares	Class of shares	Issued price per share R	Deemed Stated Capital R	Number of shares	Class of shares	Nominal amount of each share R	Premium on each share R	Total amount of capital deemed to be paid-up R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees : SHARES ISSUED I.T.O. ATTACHED CALL OPTION AGREEMENT

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
Tlotlisa Securities	P.O. Box 628, Newtown	2268000	ORD
Nominees (Pty) Ltd	2113		

11

7. Issued capital at date of this return :

No par value				Par value					
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
				55290785	ORD	0-01	–	①	552907.85
				2268000	ORD	0-01	24.99	②	2268.00
Total		Total	R	Total 57558785				Total	R 555175-85

① 614130050-55 ② 56677320-00

Summary of total issued capital as at date of this return :

Amount of issued paid-up capital ____ R 555175-85

Stated capital ____ R –

Premium account ____ R 670618176-55

Total issued ____ R 671173352-40

Certified correct

Date 7-4-2004 Signature ____ [signature]
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

ANALYSIS OF SHARE PREMIUM ACCOUNT

		R
BALANCE B/F		614130050-55
THIS ISSUE	56677320-00	
LESS:		
ISSUE EXPENSES	(47444-00)	
ALLOTMENT DUTY	(141750-00)	56488126-00
		670618176-55

12

CALL OPTION AGREEMENT

by

LUNDA SUL HOLDINGS (PROPRIETARY) LIMITED

in favour of

RANDGOLD AND EXPLORATION COMPANY LIMITED

in respect of

LUNDA ALLUVIAL OPERATIONS (PROPRIETARY) LIMITED

13

TABLE OF CONTENTS

1. INTERPRETATION

In this agreement, unless the context clearly indicates a contrary intention, the words and phrases listed below and their cognates, shall bear the following meanings:

1.1 "Refraction" means Refraction Investments (Proprietary) Limited, registration no. 2003/023671/07, a private company registered in accordance with the company laws of the Republic of South Africa;

1.2 "business day" means any day of the week other than a Saturday, Sunday or public holiday;

1.3 "call option" means the right granted by Lunda Sul Holdings to Randgold in terms of clause 3.1 to purchase the Lunda Alluvial Operations shares and loan account;

1.4 "effective date", in the event of Randgold exercising the call option, means the date on which Randgold issues Lunda Sul Holdings with the share certificate relating to the Randgold shares;

1.5 "loan account" means all claims which Lunda Sul Holdings may have against Lunda Alluvial Operations as at the effective date from whatsoever cause arising;

1.6 "Luembe Mining" means Luembe Mining (Proprietary) Limited, registration no. 2003/011128/07, a private company registered in accordance with the company laws of the Republic of South Africa;

1.7 "Luembe Mining shares" means 70% (seventy percent) of the total issued shares of Luembe Mining held by Refraction as referred to in 2.1;

1.8 "minority shares" means 30% (thirty percent) of the total issued shares of Luembe Mining.

1.9 "Lunda Sul Holdings" means Lunda Sul Holdings (Pty) Limited, registration number 2003/016938/07, a private company registered in accordance with the company laws of the Republic of South Africa;

1.10 "Lunda Alluvial Operations" means Lunda Alluvial Operations (Proprietary) Limited, registration no. 2003/019031/07, a private company registered in accordance with the company laws of the Republic of South Africa;

1.11 "Lunda Alluvial Operations shares" means 100% (one hundred percent) of the issued shares of Lunda Alluvial Operations held by Lunda Sul Holdings;

1.12 "Refraction shares" means 100% (one hundred percent) of the issued shares in Refraction held by Lunda Alluvial operations;

1.13 "Randgold" means Randgold & Exploration Company Limited, registration number 1992/005642/06, a public company incorporated in accordance with the laws of the Republic of South Africa having its registered office at 3rd Floor, 28 Harrison Street, Johannesburg, the shares of which are quoted on the Johannesburg Stock Exchange;

1.14 "Randgold shares" means the shares to be issued by Randgold to Lunda Sul Holdings in terms of clause 4 below;

1.15 "shareholders' agreement" means the agreement entered into between the minority shareholders and Refraction on 10 December 2003;

1.16 an expression which denotes any gender includes the other genders, a natural person includes an artificial person and vice versa and the singular includes the plural and vice versa.

2. PREAMBLE

2.1 Lunda Sul Holdings is the registered owner of 100% (one hundred percent) of the issued shares of Lunda Alluvial Operations, which holds 100% of the issued share capital of Refraction, which in turn holds

70% of the issued share capital of Luembe Mining, a company that holds certain rights to mine for diamonds in Angola.

2.2 Lunda Sul Holdings has agreed in respect of its shareholding in Lunda Alluvial Operations, to grant Randgold a call option in return for the payment by Randgold of the consideration referred to in clause 4.

2.3 The parties wish to record the terms and conditions of their agreement as they hereby do.

3. GRANTING OF CALL OPTION

3.1 Lunda Sul Holdings hereby grants Randgold with effect from 1 January 2004, a call option to purchase, as an indivisible entity, the Lunda Alluvial Operations shares

3.2 Should Randgold wish to exercise the call option, it shall do so by written notice duly signed on its behalf and delivered to Lunda Sul Holdings on or before 17h00, 31st March 2004 failing which the call option shall lapse.

4. CONSIDERATION FOR CALL OPTION

Randgold shall issue to Lunda Sul Holdings 2,268,000 (two million two hundred and sixty eight thousand) ordinary Randgold shares, in respect of payment of the consideration, which shares shall be delivered to Lunda Sul Holdings within 10 (ten) business days of the date of the exercising by Randgold of the call option.

5. TERMS AND CONDITIONS OF SALE OF LUNDA ALLUVIAL OPERATIONS SHARES

If Randgold exercises the call option, the resulting sale of the Lunda Alluvial Operations shares shall be on the following terms and conditions:

5.1 Lunda Alluvial Operations is and shall be a company duly incorporated in accordance with the laws of the Republic of South Africa, and on the effective date:

5.1.1 will have no assets other than the Refraction shares;

5.1.2 will not be under any obligation to increase or reduce or vary its issued share capital nor will it have granted any options or prior rights to any person to acquire any shares in its capital or any of its assets or any part thereof;

5.1.3 will have no liabilities other than claims that Lunda Sul Holdings may have against Lunda Alluvial Operations;

5.1.4 will not have entered into or be under any obligation to enter into any guarantees, indemnities or other forms of intercession;

5.1.5 will have complied with all its obligations under the Companies Act and the Income Tax Act of the Republic of South Africa and with all other laws applicable to it and/or its undertaking;

5.1.6 will not have any employees.

5.1.7 will not be bound by any contracts, save for the shareholders' agreement and, indirectly, the operating agreement, copies of which agreements Randgold acknowledges having received from Lunda Sul Holdings prior to signature of this agreement;

5.1.8 will not be engaged in any litigation, arbitration or criminal proceedings, nor will any such proceedings be threatened.

5.2 Lunda Sul Holdings further warrants that the holders of the minority shares in Luembe Mining have consented to this agreement and to the sale which will result from the exercise of the call option, free of any pre-emptive rights to which the holders of the minority shares may be entitled in terms of the shareholders' agreement.

5.3 Lunda Sul Holdings further warrants that the only asset of Refraction is the Luembe Mining shares and the only liability is a loan from Lunda Alluvial Operations.

5.4 Randgold shall be deemed to have acknowledged that it shall be bound by all the terms and conditions of the shareholders' agreement.

5.5 Randgold will not be entitled to cancel this sale as a result of a breach of any of the above warranties unless the breach is material and is incapable of being remedied by payment of compensation or if the breach is capable of being remedied by payment of compensation, Lunda Sul Holdings fails to pay such compensation within 14 (fourteen) business days of the amount thereof being determined.

5.6 On the effective date, Lunda Sul Holdings shall deliver to Randgold, against delivery by Randgold of the share certificate/s relating to the Randgold shares:

5.6.1 the share certificate in respect of the Lunda Alluvial Operations shares together with a duly signed and currently dated share transfer form in respect thereof;

5.6.2 a written cession of the claims in favour of Randgold;

5.6.3 a resolution by the directors of Lunda Alluvial Operations:

5.6.3.1 approving the transfer of the Lunda Alluvial Operations shares; and

5.6.3.2 appointing as directors of Lunda Alluvial Operations such nominees of Randgold as Randgold may nominate;

5.6.4 the Certificate of Incorporation and Memorandum and Articles of Association of Lunda Alluvial Operations together with all books of account and records of the company, and Lunda Sul Holdings shall generally do all such things as may be necessary to place Randgold in control of the company.

5.7 Lunda Sui Holdings will, on the exercising of this call option by Randgold, grant to Randgold a pre-emptive right to enter into joint venture mining agreements over all properties (diamond concessions) held or controlled by Lunda Sul Holdings. The properties are detailed in the confidential Annexure "A".

5.8 Randgold undertake to keep the details of the properties referred to in 5.7 confidential and will enter into confidentiality Agreements with third parties in respect thereof.

6. DISPUTE RESOLUTION

Any dispute arising from or in connection with this agreement shall be finally resolved in accordance with the Rules of the Arbitration Foundation of Southern Africa by an arbitrator or arbitrators appointed by the Foundation. Unless otherwise agreed, the arbitration hearing shall take place in Johannesburg.

7. DOMICILIA AND NOTICES

7.1 The parties all choose *domicilium citandi et executandi ("domicilium")* for the purposes of giving any notice, the payment of any sum, the serving of any process and for any other purpose arising from this agreement as follows:

7.1.1 Lunda Sul Holdings at 5 Reform Avenue, Melrose, 2196

7.1.2 Randgold at 3rd Floor, 28 Harrison Street, Johannesburg

7.2 Each of the parties shall be entitled from time to time, by written notice to the others, to vary its *domicilium* to any other address within the Republic of South Africa, which is not a post office box or *poste restante*.

7.3 Any notice required or permitted to be given in terms of this agreement shall be valid and effective only if in writing.

7.4 Any notice given and any payment made by one party to the others ("the addressee") which:-

7.4.1 is delivered by hand during the normal business hours of the addressee at the addressee's *domicilium* for the time being shall be presumed, until the contrary is proved, to have been received by the addressee at the time of delivery;

7.4.2 is given by telefax shall be deemed, in the absence of proof to the contrary, to have been received within 1 (one) hour of the commencement of the following business day.

8. GENERAL

8.1 Neither party shall be bound by any representation, warranty, promise or the like not recorded herein.

8.2 No addition to, variation or agreed cancellation of this agreement shall be of any force or effect unless in writing and signed by or on behalf of the parties.

8.3 No extension of time or indulgence which either party ("the grantor") may grant to the other ("the grantee") shall constitute a waiver of any of the rights of the grantor, who shall not thereby be precluded from exercising any rights against the grantee which may have arisen in the past or which might arise in the future.

9. COSTS

The costs of and incidental to the transfer of the Lunda Alluvial Operations shares to Randgold and the Randgold shares to Lunda Sul Holdings, including the stamp duty payable thereon, shall be borne by Randgold.

SIGNED AT Johannesburg ON THIS 5th DAY OF January 2004.

For and on behalf of
LUNDA SUL HOLDINGS (PTY) LIMITED
Who warrants his authority hereto

AS WITNESSES :

1.

2.

SIGNED AT Johannesburg ON THIS 5th DAY OF January 2004.

For and on behalf of
RANDGOLD & EXPLORATION
COMPANY LTD
who warrants his authority hereto

AS WITNESSES :

1.

2.